October 10, 2007

Mail Stop 4561

Shaun Passley
Chief Executive Officer
EPAZZ, Inc.
445 East Ohio, Suite 250
Chicago, IL 60611

>   **Re: EPAZZ, Inc.**
>   **Amendment No. 3 to Form SB-2**
>   **Filed September 24, 2007**
>   **File No. 333-139117**

Dear Mr. Passley:

We have reviewed your amendment and have the following comments.

Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure, page 46

1. Please comply with the requirement of Item 304(a)(3) of Regulation S-B
   regarding the furnishing of a letter by Malone & Bailey, PC stating whether or not
   it agrees with the disclosure in this caption regarding the change of accounting
   firms.

Part II
Item 26. Recent Sales of Unregistered Securities

2. Please see prior comment 3 of our letter dated August 16, 2007 and prior
   comments on the same topic. We note your revised disclosure regarding your
   Section 4(2) issuances; please note, however, that there is no "reasonable belief"
   standard for 4(2) unlike in Rule 506. Please revise or advise. Further, as
   previously requested, since the purchasers were "sophisticated," please clarify
   whether they had access to information.

3. Revised selling shareholder and Item 26 disclosure indicates that five purchasers
   in your Rule 504 offering "immediately gifted' their shares to various parties.
   Please tell us the nature of the relationships between the various parties.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: David M. Loev
        The Loev Law Firm, PC
        6300 West Loop South
        Suite 280
        Bellaire, TX 77401
        Facsimile number: (713) 524-4122